EXHIBIT 99.1

TAMCO FINANCIAL STATEMENTS

Exhibit 99.1 is the TAMCO Financial Statements as of November 30, 2005, and for each of the three years in the period ended November 30, 2005 and Reports of Independent Registered Public Accounting Firms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
TAMCO

In our opinion, the accompanying balance sheet and the related statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TAMCO at November 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Company as of November 30, 2004 and 2003, and for the years then ended were audited by other auditors whose report dated January 14, 2005 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

January 25, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
TAMCO
Rancho Cucamonga, California

We have audited the accompanying balance sheet of TAMCO (the "Company") as of November 30, 2004, and the related statement of income and other comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended November 30, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at November 30, 2004, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

January 14, 2005

BALANCE SHEETS - ASSETS

	As of November 30,

(In thousands, except per share data)	2005	2004
ASSETS
Current assets
Cash	$3	$3
Trade receivables, net of allowances of $80 in 2005 and $259 in 2004	9,535	7,624
Due from shareholders	491	587
Other receivables	643	452
Inventories	51,191	54,864
Deferred income taxes (Note 6)	2,297	2,360
Prepaid expenses	1,010	562
Natural gas swap asset (Note 5)	-	42
Total current assets	65,170	66,494
Property, plant and equipment
Land	1,191	1,191
Processing facilities and equipment	93,974	95,261
Construction in progress	3,230	816
	98,395	97,268
Less: Accumulated depreciation and amortization	(70,293)	(69,400)
Property, plant and equipment, net	28,102	27,868
Other assets	16	75
Total assets	$93,288	$94,437

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY

	As of November 30,

(In thousands, except per share data)	2005	2004
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Borrowings under line of credit (Note 3)	$19,200	$19,600
Trade payables	17,924	12,984
Other accrued liabilities	4,481	5,535
Total current liabilities	41,605	38,119
Long-term liabilities
Other long-term liabilities (Notes 1 and 4)	6,922	6,242
Deferred income taxes (Note 6)	1,466	2,361
Total long-term liabilities	8,388	8,603
Commitments and contingencies (Note 7)
Shareholders' equity
Common stock, $100 par value, authorized, issued and outstanding,
220,000 shares in 2005 and 2004	19,482	19,482
Retained earnings	26,900	30,412
Accumulated other comprehensive loss	(3,087)	(2,179)
Total shareholders' equity	43,295	47,715
Total liabilities and shareholders' equity	$93,288	$94,437

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended November 30,

(In thousands)	2005	2004	2003
Revenue
Gross sales	$254,184	$217,284	$164,200
Cash discounts allowed	(1,749)	(1,435)	(1,256)
Total revenue	252,435	215,849	162,944

Cost of sales	204,542	163,741	147,768
Loading and freight	5,705	6,223	7,451
Total costs of sales	210,247	169,964	155,219

Gross profit	42,188	45,885	7,725
General and administrative expenses	7,445	6,358	5,179
Income from operations	34,743	39,527	2,546
Other expenses (income), net
Interest	396	180	290
Other	(92)	(215)	67
Total other (income) expenses	304	(35)	357
Income before provision for income taxes	34,439	39,562	2,189
Provision for income taxes (Note 6)	14,048	16,135	778
Net income	20,391	23,427	1,411
Unrealized (loss) income on gas swap derivative, net of tax	(248)	1,907	1,851
Minimum pension liability adjustment, net of tax	(660)	(289)	(304)
Comprehensive income	$19,483	$25,045	$2,958

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

				Accumulated Other
				Comprehensive Loss
				Net of Tax
				Minimum	Unrealized Gain/
	Common Stock		Retained	Pension	(Loss) on Gas
(In thousands, except shares)	Shares	Amount	Earnings	Liability	Swap Derivative	Total
Balances at November 30, 2002	220,000	$ 19,482	$ 27,486	$ (1,834)	$ (3,510)	$ 41,624
Net income	-	-	1,411	-	-	1,411
Minimum pension liability adjustment	-	-	-	(304)	-	(304)
Unrealized gain on gas swap derivative	-	-	-	-	1,851	1,851
Dividends to shareholders	-	-	(2,552)	-	-	(2,552)
Balances at November 30, 2003	220,000	19,482	26,345	(2,138)	(1,659)	42,030
Net income	-	-	23,427	-	-	23,427
Minimum pension liability adjustment	-	-	-	(289)	-	(289)
Unrealized gain on gas swap derivative	-	-	-	-	1,907	1,907
Dividends to shareholders	-	-	(19,360)	-	-	(19,360)
Balances at November 30, 2004	220,000	19,482	30,412	(2,427)	248	47,715
Net income	-	-	20,391	-	-	20,391
Minimum pension liability adjustment	-	-	-	(660)	-	(660)
Unrealized loss on gas swap derivative	-	-	-	-	(248)	(248)
Dividends to shareholders	-	-	(23,903)	-	-	(23,903)
Balances at November 30, 2005	220,000	$ 19,482	$ 26,900	$ (3,087)	$ -	$ 43,295

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

	Year ended November 30,

(In thousands)	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,391	$23,427	$1,411
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Depreciation and amortization	5,005	5,239	5,235
Deferred income tax (benefit) expense	(207)	(1,004)	969
(Profit)/loss on sale/abandonment of property and equipment	(14)	31	1,024
Net noncash gas swap derivative gain	(376)	(489)	(452)
Changes in operating assets and liabilities:
Receivables	(2,006)	(737)	525
Inventories	3,673	(27,840)	403
Prepaid expenses	(448)	254	282
Other assets	59	101	107
Trade payables	4,940	1,667	4,131
Other accrued liabilities	(1,054)	268	(398)
Other liabilities	(435)	(1,079)	(751)
Total adjustments	9,137	(23,589)	11,075
Net cash provided by (used in) operating activities	29,528	(162)	12,486

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(5,258)	(2,373)	(954)
Proceeds from sale of property and equipment	33	-	-
Net cash used in investing activities	(5,225)	(2,373)	(954)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings	(400)	19,600	(7,500)
Dividends paid to shareholders	(23,903)	(19,360)	(2,552)
Net cash (used in) provided by financing activities	(24,303)	240	(10,052)
Net (decrease) increase in cash	-	(2,295)	1,480
CASH
Beginning of year	3	2,298	818
End of year	$3	$3	$2,298

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid during the year for
Interest	$382	$185	$241
Income taxes, net of refunds	$13,823	$17,031	$237

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Organization and Business
TAMCO, a California corporation, was formed in 1974 and is owned by Ameron International Corporation ("Ameron") (a 50%, shareholder); Mitsui & Co., U.S.A., Inc. and Mitsui & Co., Ltd. (in the aggregate, a 25% shareholder); and Tokyo Steel Mfg. Co., Ltd. (a 25% shareholder). TAMCO's operations consist of the manufacture and sale of steel reinforcing bar. The Company sells product within California, Nevada and Arizona.

Fiscal Year-End
The Company's fiscal year ends on the Sunday nearest November 30. The actual fiscal year end for 2005, 2004 and 2003 was November 27, November 28 and November 30, respectively. For clarity of presentation, the financial statements refer to the year-end as November 30 for all years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company records revenue upon shipment of the product and transfer of title to the customer. Cash discounts taken by customers are recorded as a reduction of revenue.

Shipping and Handling Costs
The Company incurs loading and freight costs in the shipment of its finished goods. Such costs are included within cost of sales.

The majority of these costs are passed onto customers and are included within sales amounting to $3,730,000, $758,000 and $923,000 and in 2005, 2004 and 2003, respectively.

Other Expenses (Income)
Other expenses (income) on the statements of income and comprehensive income consist primarily of rental income and interest expense predominantly with respect to the line of credit in place.  In addition, in 2003 only, the Company received payments for legal settlements of approximately $786,000.

Income Taxes
The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using the enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets that are not expected to be realized.

Inventories
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Inventories consisted of the following at November 30:

INVENTORIES

(In thousands)	2005	2004

Rebar	$19,633	$32,662
Billets	15,764	7,615
Scrap metal	8,962	7,372
Supplies and spare parts	6,832	7,215
Total	$51,191	$54,864

The Company currently buys its scrap metal at market prices. Due to the nature of this commodity market, the Company is vulnerable to price changes due to shifts in supply and demand. These changes in raw material prices may not necessarily be passed on to the end users and, therefore, could impact operating results.

Property, Plant and Equipment
Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives, which are as follows:

Processing facilities	20 to 25 years
Equipment	3 to 25 years

Depreciation expense was $5,005,000, $5,239,000 and $5,235,000 for fiscal years ended 2005, 2004 and 2003, respectively.

Other Long-Term Liabilities
Other long-term liabilities consist of the noncurrent portions of pension liabilities and workers' compensation liabilities.

Dividends
The Company declared dividends on all outstanding common stock during fiscal 2005 as follows:

DIVIDENDS

Date declared	(per share)
February 22, 2005	$13.65
May 20, 2005	25.75
August 12, 2005	23.75
November 16, 2005	45.50

New Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory costs - An Amendment of ARB No. 43 Chapter 4 ("SFAS No. 151"). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of SFAS No. 151 will have a material impact on the Company's financial position and results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections--A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provision of SFAS 154, as applicable, beginning in fiscal 2007. Management does not believe the adoption of SFAS No. 154 will have a material impact on the Company's financial position and results of operations.

Concentration of Credit Risk and Major Costumers
Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and provides for estimated credit losses. One customer accounted for approximately 11% of total net sales for the years ended November 30, 2005 and 2004, and 10% of total net sales for the year ended November 2003.

Reclassifications
Certain amounts in the prior year have been reclassified to conform to the current year presentation.

2.  Related Party Transactions

During 1992, the Company entered into a lease agreement with Ameron for certain land, buildings, structures and other improvements. The lease is a 10-year lease agreement and is renewable for a 10-year period. The lease also contains a purchase option equal to the fair market value of the leased assets at the end of the initial lease term or at the end of the related renewal period. The lease was renewed on November 1, 2002 and set to expire on October 31, 2012. The lease payments in 2005, 2004 and 2003 were $37,350 per month, payable quarterly in arrears. Total lease charges were $448,200 in fiscal years ended 2005, 2004 and 2003.

During 2004 and 2003, Ameron, a shareholder, leased a nine-acre property from the Company.  The lease was terminated in May 2004.  Total lease income was $59,928 and $119,856 in 2004 and 2003, respectively.

The Company purchased materials and equipment from certain shareholders totaling approximately $0, $85,000 and $135,000 during fiscal years ended 2005, 2004 and 2003, respectively.

The Company sold finished goods to certain shareholders for approximately $28,491,000, $24,654,000 and $9,982,000 or 11.3%, 11.4% and 6.2% of net sales during fiscal years ended 2005, 2004 and 2003, respectively.

The Company pays for certain utility costs and charges Ameron for its share. During fiscal years ended 2005, 2004 and 2003, Ameron reimbursed the Company approximately $677,000, $505,000 and $638,000, respectively, for its share of such costs.

Total amounts due from related parties (shareholders) to the Company amounts to $491,000 and $587,000 as of November 30, 2005 and 2004, respectively.

Total amounts due to related parties (shareholders) from the Company amounts to $75,000 as of November 30, 2005 and 2004.

3.  Business Loan Agreement

The Company has, under a business loan agreement (the "Agreement") with a bank, a $40,000,000 credit facility for advances with a $15,000,000 subfacility for letters of credit, of which $9,145,000 was outstanding at November 30, 2005. The Agreement was renewed on October 26, 2005 and expires August 31, 2008. The interest rate on borrowings is based on specified margins over or under certain money market rates (ranging from 3.0% to 6.5% for fiscal 2005). Additionally, under the terms of the Agreement, the Company has a foreign exchange subfacility for $3,000,000. All amounts under the Agreement are collateralized by substantially all of the Company's assets. As of November 30, 2005 and 2004, the Company has an outstanding balance of $19,200,000 and $19,600,000, respectively, under the Agreement.

Under the Agreement, the Company is required to comply with, among other things, the maintenance of certain covenants relating to debt and cash flow. The terms of the agreement also contain restrictions on mergers and acquisitions, dispositions of assets, incurring debt (other than from shareholders) and, except as otherwise provided for, the distribution or collateralization of assets. As of November 2005, the Company was in compliance with its debt covenants.

4.  Pension and 401(k) Retirement Plans

The Company has two defined benefit plans covering substantially all of its employees. The plan covering salaried employees is a step-rate plan, which provides pension benefits that are based on final average pay and years of service (as defined in the plan). The plan covering hourly employees provides pension benefits that are based on a flat-dollar benefit (as defined in the plan) per month based on years of service and a one-time payment of $4,000 to active employees upon retirement. The Company's funding policy has been to make at least the minimum annual contributions required by applicable regulations.

Pension cost for fiscal years ended 2005, 2004 and 2003 was approximately $1,187,000, $1,051,000 and $1,245,000, respectively, which includes amortization of prior service costs over periods ranging from 15 to 30 years. The Company funded approximately $2,011,000, $3,245,000 and $1,365,000 during fiscal 2005, 2004 and 2003, respectively.

The projected benefit obligation was determined based on employee data as of August 31, 2005, 2004 and 2003.

Assumptions used in accounting for these plans during 2005, 2004 and 2003 were as follows:

PLAN ASSUMPTIONS

	2005		2004		2003
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly
Discount rates	5.50%	5.50%	5.75%	5.75%	6.50%	6.50%
Rates of increase in
compensation levels	3.75%	N/A	4.00%	N/A	4.00%	N/A
Expected long-term rate of
return on plan assets	8.50%	8.50%	9.00%	9.00%	9.00%	9.00%

The following table sets forth the plans' funded status and amounts recognized in the accompanying financial statements for the years ended November 30:

PLAN FUNDING STATUS

	2005		2004		2003
(In thousands)	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly
Components of net periodic pension cost:
Service cost	$380	$567	$340	$439	$336	$455
Interest cost	699	757	665	746	643	698
Expected return on market-related
value of plan assets	(763)	(890)	(660)	(745)	(581)	(673)
Amortization of unrecognized
prior service cost	-	59	(1)	64	(1)	83
Amortization of unrecognized
transition obligation	-	-	-	-	-	-
Amortization of accumulated losses	185	193	81	122	133	152
Net periodic pension cost	$501	$686	$425	$626	$530	$715

Changes in projected benefit obligation:
Projected benefit obligation,
beginning of year	$12,358	$13,398	$11,178	$11,878	$10,031	$10,900
Service cost	380	567	340	439	336	455
Interest cost	699	757	665	746	643	698
Actuarial loss	1,203	991	514	788	463	202
Benefits paid	(335)	(397)	(339)	(453)	(295)	(377)
Projected benefit obligation, end of year	$14,305	$15,316	$12,358	$13,398	$11,178	$11,878

Changes in plan assets:
Fair value of plan assets, beginning of year	$9,186	$10,711	$7,463	$8,403	$6,397	$7,636
Actual return on plan assets	1,227	1,451	795	930	562	578
Employer contribution	727	1,283	1,337	1,908	799	566
Administrative expenses	(58)	(64)	(70)	(77)	-	-
Benefits paid	(335)	(397)	(339)	(453)	(295)	(377)
Fair value of plan assets, end of year	$10,747	$12,984	$9,186	$10,711	$7,463	$8,403

Funded status:
Deficiency of plan assets over projected
benefit obligations	$(3,558)	$(2,331)	$(3,173)	$(2,688)	$(3,715)	$(3,475)
Unrecognized actuarial loss	3,521	3,572	2,909	3,272	2,540	2,714
Unrecognized prior benefit service cost	-	16	-	75	(1)	138
Funded status, end of year	$(37)	$1,257	$(264)	$659	$(1,176)	$(623)

Amounts recognized on the balance sheet
consist of:
Prepaid benefit cost	$-	$-	$-	$-	$-	$-
Accrued benefit liability	(1,885)	(2,331)	(1,297)	(2,688)	(2,280)	(3,475)
Intangible asset	-	16	-	75	-	138
Accumulated other comprehensive loss	1,848	3,572	1,033	3,272	1,104	2,714
Net amount recognized	$(37)	$1,257	$(264)	$659	$(1,176)	$(623)

The salaried plan is a step-rate plan, which provides for an amount equal to 1.35% of final average pay up to covered compensation, plus 1.95% of final average pay in excess of this covered compensation, times years of service (not to exceed 30 years).

For the November 30, 2005 calculations, the Company made no economic assumption changes for either plan from those made on August 31, 2005.

The Company's pension plans are accrued based on various assumptions and discount rates as described above. The actuarial assumptions used could change in the near term due to changes in expected future trends and other factors, which, depending on the nature of the changes, could cause increases or decrease in the liabilities accrued.

The Company's pension plan weighted average asset allocations by asset category are as follows at August 31:

PLAN ASSET ALLOCATION

	2005		2004		2003
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly
Equity securities	70%	69%	65%	65%	72%	72%
Debt securities	24%	25%	27%	27%	28%	28%
Real estate	6%	6%	5%	5%	0%	0%
Other (cash equivalents)	0%	0%	3%	3%	0%	0%
Total	100%	100%	100%	100%	100%	100%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

EXPECTED PLAN PAYMENTS

(In thousands)	Salaried	Hourly
Year Ending
2006	$550	$620
2007	610	680
2008	670	750
2009	780	820
2010	840	900
2011-2015	5,090	5,300

Approximately 1% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed $57,000, $45,000 and $38,000 to such plans in fiscal years ended 2005, 2004 and 2003, respectively. These contributions are determined in accordance with the provisions of a negotiated labor contract.

The Company adopted two 401(k) deferred compensation retirement plans effective as of January 1, 1996 for salaried employees and March 1, 1996 for hourly employees. These plans were merged effective December 31, 2001. The plan covers substantially all employees who have completed three months of service. The Company matches 25% of salaried employee contributions up to a maximum of 4% of the employee's salary and provides for a variable match on an employee's contribution ranging from 4% to 6% of annual salary. The variable portion is based upon the Company's annual return on net assets. The Company does not match hourly employee contributions. Under the plan voluntary employee deferred contributions up to 100% of annual compensation may be made, or a maximum not to exceed the Internal Revenue Service limitation. Such voluntary employee contributions are made through payroll deductions. The Company expensed $138,000, $100,000 and $36,000 related to the plan during fiscal years ended 2005, 2004 and 2003, respectively.

5.  Derivative Activity

Natural Gas Swap
On March 27, 2001, the Company entered into a Natural Gas Swap ("derivative"), a financial instrument, in order to fix its exposure to natural gas prices in the volatile California energy market. The Natural Gas Swap is a derivative instrument and is accounted for pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. As amended, SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value, and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

The Natural Gas Swap expired in October 2005 with a monthly commitment of 70,000 MMBtu. The derivative qualified as a cash flow hedge under SFAS No. 133 from March 27, 2001 through July 31, 2001. The consummation of a fixed price gas purchase agreement disqualified the derivative from hedge accounting treatment from August 1, 2001 through December 2, 2001. The subsequent cancellation of this Gas Purchase Agreement allowed the derivative to again qualify as a cash flow hedge as of December 2, 2001.

As of December 2, 2001, the derivative again qualified as a hedge. As a result, amounts previously recorded as unrealized loss on gas swap derivative have been amortized into other comprehensive income and cost of sales, on a straight-line basis, over the remaining term of the derivative. This amortization decreased cost of sales by $526,000 and $451,000 during 2004 and 2003, respectively.

During the month of November 2004, management determined that the forecasted transaction (natural gas purchase) would not occur in December 2004 and January 2005. As such, the hedged transaction did not qualify for the exception described in SFAS No. 133 and the derivative gain of approximately $37,000 in accumulated other comprehensive loss related to those two months, which is determined based on discounted cash flows, was reclassified to cost of sales. In addition, the related previously recorded unrealized loss on the gas swap derivative that was being amortized over the remaining life of the swap was also accelerated for the months of December and January and approximately $75,000 was recorded to cost of sales.

During October 2005, the hedge expired, thus the losses of $376,000, previously reported in accumulated other comprehensive income, have been recognized within cost of sales.

6.  Income Taxes

Deferred income taxes are recorded under the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes, based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

The components of the income tax provision for the years ended November 30:

INCOME TAX PROVISION

(In thousands)	2005	2004	2003
Current:
Federal	$11,160	$13,669	$(121)
State	3,095	3,470	(70)
Total current	14,255	17,139	(191)

Deferred:
Federal	(167)	(1,043)	802
State	(40)	39	167
Total deferred	(207)	(1,004)	969
Total	$14,048	$16,135	$778

The effective tax rate differs from the U.S. federal statutory tax rate of 35% primarily due to state income taxes, net of federal benefits.

The components of the Company's deferred tax assets (liabilities) at November 30, 2005 and 2004 are as follows:

DEFERRED TAX ASSETS (LIABILITIES)

(In thousands)	2005	2004
Deferred tax asset
Reserve for contingencies	$438	$393
Accrued liabilities	1,590	1,355
Reserve for inventories	243	166
State taxes	973	1,165
Additional pension liability	2,376	1,888
Unrealized hedging loss	-	165
Other	73	150
Deferred tax asset	5,693	5,282
Deferred tax liability
Depreciation	(4,342)	(4,942)
Pension reserve	(518)	(157)
Gas swap liability	-	(183)
Other	(2)	(1)
Deferred tax liability	(4,862)	(5,283)
	$831	$(1)

At November 30, 2005 and 2004 ($625,000) and $1,112,000 of deferred tax provision (benefit) is reflected in other comprehensive income.

7.  Commitments and Contingences

The Company has a noncancelable operating lease with Ameron for certain land, buildings, structures and other improvements expiring on October 31, 2012 (Note 2).

Future minimum lease payments amount to $448,200 for each fiscal year from November 30, 2006 to November 30, 2010.

Total operating lease expense was $448,200 for fiscal years ended 2005, 2004 and 2003, respectively.

The Company is involved in legal matters in the normal course of its business.  Management believes that the ultimate outcome of such matters will not have a material adverse effect on the Company's results of operations or financial position.